VOSB Acquisition Corp I

6461 N 100 E

Ossian, IN 46777

July 25, 2022

United States Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

Re: VOSB Acquisition Corp I

Amendment No. 2 to Registration Statement on Form 10-12G

Filed June 28, 2022

File No. 000-56436

Dear

The Company is in receipt of the Commission’s letter dated July 15, 2022. The Company has amended its filing on Form 10-12G in response to the comments of the staff of the Division of Corporation Finance of Real Estate & Construction (the “Staff”) contained in the letter. We have included a narrative response herein keyed to the comments set forth in the Staff’s comment letter.

Item 5. Directors and Executive Officers, page 15

1.

We note your response to comment 2. Please include a discussion of the potential conflicts of interest associated with the multiple entities with which Mr. Kistler is affiliated. Additionally, please provide all the disclosure required by Item 401 of Regulation S-K with respect his association with each entity. For each entity, please state when he commenced, and as applicable ceased, employment and state the position(s) held. Furthermore, as previously requested, please identify Mr. Kistler as a promoter or provide your analysis as to why you believe he should not be identified as a promoter.

RESPONSE: We have amended our filing accordingly

2.

We note your disclosure that Mr. Kistler is an officer and director of nine entities other than VOSB Acquisition Corp. I. Please identify each company in which Mr. Kistler is the sole officer and director and identify any companies that have no or nominal operations. It appears that Renavotio, Inc. has failed to timely file its periodic reports.

Please disclose whether any of the public companies with which Mr. Kistler is associated is delinquent in its reporting obligations and include risk factor disclosure addressing the risk this may pose with respect to VOSB Acquisition Corp. I.

RESPONSE: We have amended our filing accordingly

VOSB Acquisition Corp I

July 25, 2022

General

3.

We note your revisions in response to comment 1 and reissue in part. Please disclose the enhanced reporting requirements imposed on shell companies. Additionally, please provide more detailed disclosure regarding compliance with Rule 419 in connection with any offering of your securities.

RESPONSE: We have amended our filing accordingly

Should the staff have any additional comments they contact counsel for the Company Mr. Jeff Turner, Esq., at 801-810-4465

Very Truly Yours, VOSB Acquisition Corp I

By:	/s/ Brian Kistler
Brian Kistler, CEO